AA 3/11/03

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2003
WASH. D.C.
187

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SEC FILE NUMBER
8- 51821

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Faller Company, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

197 Route 18, Suite 250
(No. and Street)

East Brunswick (City) NJ (State) 08816 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey E. Faller (732)220-1244
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WISS & COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

354 Eisenhower Parkway (Address) Livingston (City) NJ (State) 07039 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Jeffrey E. Faller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Faller Company, L.L.C., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to and subscribed before me this 17 day of Feb 2003

Signature

MEMBER/TREASURER

Title

Notary Public

JUDITH O'REILLY
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 3/25/2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE FALLER COMPANY, L.L.C.
(A LIMITED LIABILITY COMPANY)

FINANCIAL REPORT
DECEMBER 31, 2002

WISS
Accountants.
Consultants.
Solutions.

INDEPENDENT AUDITORS' REPORT

Members of
The Faller Company, L.L.C.

We have audited the accompanying statements of financial condition of The Faller Company, L.L.C. (A Limited Liability Company), as of December 31, 2002 and 2001 and the related statements of income and members' equity (deficiency) and cash flows for the years then ended that you are filing pursuant to rule 17A-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Faller Company, L.L.C. at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17A-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wiss & Company

WISS & COMPANY, LLP

Livingston, New Jersey
January 10, 2003

THE FALLER COMPANY, L.L.C.
(A LIMITED LIABILITY COMPANY)

STATEMENTS OF FINANCIAL CONDITION

	December 31,	
ASSETS	2002	2001
Cash	$ 95,590	$ 54,069
Commissions receivable from brokers	-	15,894
Investment in securities, at market value in 2002 and cost 2001	3,300	3,300
Security deposit	987	
Intangible assets	684,445	684,445
	$ 784,322	$ 757,708

LIABILITIES AND MEMBERS' EQUITY (DEFICIENCY)

	2002	2001
LIABILITIES -		
Subordinated loan payable to members	$ 800,000	$ 800,000
MEMBERS' EQUITY (DEFICIENCY)	(15,678)	(42,292)
	$ 784,322	$ 757,708

See accompanying notes to financial statements.

THE FALLER COMPANY, L.L.C.
(A LIMITED LIABILITY COMPANY)

STATEMENTS OF INCOME AND MEMBERS' EQUITY (DEFICIENCY)

	Year Ended December 31,	
	2002	2001
COMMISSION INCOME	$ 1,076,069	$ 1,085,608
OPERATING EXPENSES:		
Salaries:		
Salesmen	185,047	248,116
Other	83,340	84,803
Payroll taxes	24,031	21,170
Employee benefits	79,985	78,793
Commission expense	52,156	20,608
General insurance	5,557	4,945
Professional fees	9,100	10,955
Rent	29,151	23,961
Office expense	24,934	18,886
Postage and delivery	17,432	18,673
Printing	13,719	7,027
Telephone	11,914	10,855
Advertising	4,289	5,387
Donations	7,850	8,595
Dues and subscriptions	3,682	5,980
Licenses and permits	825	800
Entertainment	663	589
Amortization	-	53,333
	553,675	623,476
INCOME FROM OPERATIONS	522,394	462,132
INTEREST EXPENSE	56,000	56,000
NET INCOME	466,394	406,132
MEMBERS' EQUITY, BEGINNING OF YEAR	(42,292)	37,584
DISTRIBUTIONS TO MEMBERS	(439,780)	(486,008)
MEMBERS' EQUITY, END OF YEAR	$ (15,678)	$ (42,292)

See accompanying notes to financial statements.

THE FALLER COMPANY, L.L.C.
(A LIMITED LIABILITY COMPANY)

STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 466,394	$ 406,132
Adjustments to reconcile net income to net cash flows from operating activities:		
Amortization	-	53,333
Changes in operating assets and liabilities:		
Commissions receivable from brokers	15,894	55,546
Security deposit	(987)	-
Net cash flows from operating activities	481,301	515,011
CASH FLOWS FROM FINANCING ACTIVITIES -		
Distributions to members	(439,780)	(486,008)
NET CHANGE IN CASH	41,521	29,003
CASH, BEGINNING OF YEAR	54,069	25,066
CASH, END OF YEAR	$ 95,590	$ 54,069
SUPPLEMENTAL CASH FLOW INFORMATION -		
Interest paid	$ 56,000	$ 56,000

See accompanying notes to financial statements.

THE FALLER COMPANY, L.L.C.
(A LIMITED LIABILITY COMPANY)

NOTES TO FINANCIAL STATEMENTS

Note 1 – Nature Of The Business And Summary Of Significant Accounting Policies:

Nature of the Business – The Faller Company, L.L.C. (A Limited Liability Company) (the "Company") is in the business of selling annuities and related products. The Company's commissions are substantially earned in New Jersey and Pennsylvania.

Principles of Preparation – The financial statements include only those assets, liabilities and results of operations of the members, which relate to the business of the Company. No provision has been made for federal and state income taxes since these taxes are the personal responsibility of the members.

Estimates and Uncertainties – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results, as determined at a later date, could differ from those estimates.

Investment Securities – Securities are valued at fair market value and consist of 300 common shares of Nasdaq Market, Inc.

Employee 401(k) Retirement Plan – Effective January 1, 2002 the Company adopted a voluntary contributory savings plan (the "Plan") covering employees who meet certain requirements of age or length of service and elect to contribute a portion of their compensation to the Plan, subject to certain limitations. The Company is required to contribute 3% of employees annual compensation, subject to certain limitations, which has been included in employee benefits and totalled $38,610 in 2002 and $36,761 and 2001.

Advertising Expense – Advertising costs are expensed as incurred and totalled $4,289 in 2002 and $5,387 in 2001.

Note 2 – Intangible Assets:

The intangible assets consist of intellectual property and customer and other contracts and were being amortized on the straight-line basis over 15 years.

In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. Under the new rules, the Company's intangible assets are no longer amortized, but were subject to impairment tests. The implied fair value of the intangible assets were determined by discounting their projected future cash flows. The implied fair value was deemed to exceed the recorded amount of the intangible assets by the Company. There are many estimates underlying the determination of the implied fair value. Although the Company believes its estimates are reasonable, deviations from estimates could produce a different result. Amortization expense at December 31, 2001 was based on a 15-year amortization period. Total accumulated amortization as of December 31, 2001 is $115,555. Amortization for the year ended December 31, 2002 would have been approximately $53,000.

THE FALLER COMPANY, L.L.C.
(A LIMITED LIABILITY COMPANY)

NOTES TO FINANCIAL STATEMENTS

Note 3 – Subordinated Loan Payable To Members:

Subordinated loan payable to the Company's members bears interest at 7% per annum and is due June 30, 2009. This loan is subordinated to the prior payments of all other present and future creditors arising out of any matter occurring prior to June 30, 2009. Repayment of this loan is also subject to limitations based on the net capital requirements established by certain regulatory agencies.

Note 4 – Commitments:

The following is a schedule of future minimum rental payments required for the Company's non-cancelable operating leases, at December 31, 2002:

Year Ending December 31,	
2003	$ 26,092
2004	26,092
2005	26,092
2006	26,092
2007	8,697
	$113,065

Rent expense for 2002 and 2001 was $29,151 and $23,961, respectively.

Note 5 – Major Customer:

Commission revenues from one registered broker dealer represented 60% and 61% of total revenues for 2002 and 2001, respectively. At December 31, 2001, $15,894 was due from this broker.

Note 6 – Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3–1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company has net capital of $98,395 which was $93,395 in excess of its required net capital of $5,000. The Company had no aggregate indebtedness at December 31, 2002.

The Company is subject to State of New Jersey Bureau of Securities regulations N.J.S.A. 49:s-57 and 13:47A-1.5, which require the maintenance of minimum net capital of $10,000. At December 31, 2002, the Company had net capital of $88,395 in excess of its required net capital pursuant to these regulations.

Schedule 1

THE FALLER COMPANY, L.L.C.
(A LIMITED LIABILITY COMPANY)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

	December 31, 2002	December 31, 2001
NET CAPITAL:		
Members' equity (deficiency)	$ (15,678)	$ (42,292)
Additions:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital	800,000	800,000
Deductions and/or charges:		
Non allowable assets:		
Intangible assets	(684,445)	(684,445)
Investment in securities	-	(3,300)
Security deposit	(987)	-
Net capital before haircut on security position	98,890	69,963
Haircut:		
Security held as an investment	495	-
Net Capital	$ 98,395	$ 69,963
AGGREGATE INDEBTEDNESS	$ -	$ -
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT - 6-2/3% of aggregate indebtedness or $5,000, whichever is greater	$ 5,000	$ 5,000
NET CAPITAL IN EXCESS OF MINIMUM REQUIREMENTS	$ 93,395	$ 64,963
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	N/A	N/A
RECONCILIATION WITH COMPANY'S COMPUTATION INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2002 AND 2001:		
Net capital as reported in Company's Part IIA Focus Report, as adjusted	$ 98,890	$ 69,963
Net capital per above	$ 98,890	$ 69,963

See accompanying notes to financial statements.

WISS
Accountants.
Consultants.
Solutions.

ACCOUNTANTS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a–5

Members of
The Faller Company, L.L.C.

In planning and performing our audit of the financial statements of The Faller Company, L.L.C. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17-a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in conformity with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

WISS & COMPANY, LLP • 354 Eisenhower Parkway, Livingston, NJ 07039 • Tel 973.994.9400 • Fax 973.992.6760 • www.wiss.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for information and use of the members of the Company, management, the Securities and Exchange Commission, National Association of Securities Dealers, and various state regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wiss & Company

WISS & COMPANY, LLP

Livingston, New Jersey
January 10, 2003